Mail Stop 20549-4561

May 12, 2006

Garold R. Base
President
Viewpoint Financial Group
1309 W. 15th Street
Plan, Texas  75075

**Re: Viewpoint Financial Group**
**Registration Statement on Form S-1**
**Filed April 18, 2006**
**File Number 333-133361**

Dear Mr. Base:

We have reviewed your Form S-1 and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

View Point Bank, page 1

1.      In order to provide a better picture of the bank please quantify the number of branches, including those in stores.

2.      Please briefly describe your loan portfolio and include the current percentage composition of your portfolio by major category, including automobile loans.  Also disclose your ongoing efforts to change these levels and any target composition values that you have.

3.      Here, and in more detail in the body of the text, please give the reasons for your efforts to change your lending portfolio.

How We Will Use the Proceeds…,page 13

4.      Here and on page 25 please describe any particular plans for expenditure or state that you do not have any.

5.      Discuss your ability to place these funds into productive use, other than any initial holding position.  Indicate the amount of time you feel this will take.  As warranted, discuss any unusual factors that may affect your timetable, such as low loan demand levels.

Our loan portfolio possesses increased risk…, page 15

6.      Pleas separately discuss the risk from auto loans and commercial lending.  The circumstances for each seem to be significantly different and this risk factor is unusually long.

If our allowance for loan losses is not sufficient…, page 16

7.      Please disclose whether or not you believe the current allowance level is appropriate or whether you have plans to change it, including quantification if known.

8.      Consider moving the risk factor bridging pages 17 and 18 to this page since it appears to relate to this risk factor and the third risk factor on this page.  It is not clear how it relates to the offering.

We operate in a highly regulated environment…, page 16

9.      Please revise this heading to describe the specific risk to investors.  It appears that this might encompass your lack of OTS examination.  Indicate when this examination is expected to take place or indicate that you do not know.

We had material weaknesses in our internal control…, page 17

10.     Disclose whether or not these changes resulted in or are expected to result in any material change to your financial results for December 31 and March 30.

Pro Forma Data, Page 28

11.     We note that certain per share data in the pro forma stockholders' equity section do not correspond with the respective line item description.  For example, it appears the per share amount disclosed for common stock acquired by employee stock ownership plan is the amount that should be disclosed for the capitalization of MHC.  Please revise as necessary.

12.     We note your disclosure on page F-7 that effective January 1, 2006 you became a taxable entity.  Please revise your pro forma data to present pro forma net income and earnings per share reflecting the effect if you were a taxable entity.

We exceed all regulatory capital requirements, page 33

13.      Please disclose here whether the bank is "well capitalized."

Tax Effects…, page 39

14.     Please indicate the business expertise of Feldman Financial to provide their opinion regarding the value of the subscription rights, disclosed in the third paragraph on page 40.

15.     The second and third sentences of the third full paragraph on page 40 seem to come from the tax opinion of Silver Freedman.  Please revise this discussion to place this information in a more appropriate location.

16.      The last two sentences of the third paragraph on page 40 seem to imply some tax opinion value to the opinion of Feldman Financial regarding value.  Please delete this text or revise to explain why this information is included.

How We Determined Our Price…, page 40

17.     Please include the portion of the information on page 75 of the Feldman report showing one day, one week…returns for each of the similar transactions, including their names. We note the summary information about this on page 8.

18.     We note the disparity between price-to-earnings and price-to-book relative to peer group comparables, disclosed on page 42.  Please disclose how these differing results were reconciled.

Expiration Date…, page 47

19.    Disclose in the last sentence of this section that in the event of such an extension purchasers will be affirmatively resolicited and explain what this means.

Lending Activities, page 75

20.    Here or elsewhere as appropriate, please provide a more comprehensive description of the changes in your portfolio over the past several years and the reasons for them, both at management's direction and as a result of changing circumstances.  For example, please consider the following:

- We note summary disclosure about your general plans to reduce auto lending, but on page 83 you seem to disclose that you have already reduced new auto lending by over 50% in the past three years.  When did you begin this policy and why?  What are your goals?

- On page 113 you describe new lending limits for you imposed by the OTS, but do not seem to make any other reference to these limits.  They seem to warrant discussion in this section, including whether these limits are materially different than your own current management goals and how they may impact your results of operations, all with quantification.

- As discussed on page 83 there has been a significant decline in net loan origination increase including a decrease in 2005.  Please explain why this is.  In at least one place you seem to say it is because you have moved from auto lending to commercial lending, but that in itself is not a basis for the decline.  Have you been unable to make commercial loans at a desired level and why, or are you intentionally downsizing your loan portfolio?  Please revise to discuss this overall trend.

Supplemental Executive Retirement Plan, page 107

21.    Please disclose the dollar paid under this plan in 2005.

Employment and Severance Agreements for Certain Executive Officers, page 109

22.    For those arrangements that a unique to certain executive, please disclose the cost to the company.  For example, if the term life insurance policy for $750,000 is only provided to Mr. Base and not all employees, then please provide the cost to the company.  Also, if the arrangement for Mr. Base's vacation policy is unique to him, please disclose.  Finally, in the last paragraph disclose what the change of control payments would have been, assuming that they had been triggered as of a recent date.

Consolidated Financial Statements

General

23.     Please note the updating requirements of Rule 3-12 of Regulation S-X.

Consolidated Statements of Income, page F-3

24.     We note your disclosure on page F-7 that on January 1, 2006 you became a taxable organization.  Please revise to present pro forma tax expense and net income to reflect the effect if you been a taxable organization during the periods presented.

Exhibit 5.0

25.     Revise the last paragraph to consent to the discussion of this opinion in the prospectus.  Note also for exhibit 8.1.

Exhibit 8.1

26.     Revise the opinion to clarify that it addresses all the material federal income tax consequences.

\* \* \* \* \*

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,


William Friar
Senior Financial Analyst


By fax : Martin L. Meyrowitz
          Fax number 202-337-5502